UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

VALLEY BANCORP

(Name of Issuer)

Common Stock, Par Value $0.73 per share

(Title of Class of Securities)

91929R 10 7

(CUSIP Number)

Edward M. Jamison

President and Chief Executive Officer

Community Bancorp

400 S. 4th Street

Suite 215

Las Vegas, Nevada 89101

Telephone: (702) 878-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91929R 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Community Bancorp
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒*
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

362,511**
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

362,511**
12.	Check if the Aggregate Amount in a Row (11) Excludes Certain Shares (See Instructions)

0
13.	Percent of Class Represented by Amount in Row (11)

12.82%**
14.	Type of Reporting Person (See Instructions)

CO, HC

*	See Item 4
**	Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreements described in Items 3, 4, 5 and 6 hereof. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This Statement (the “Statement”) relates to the common stock, $0.73 par value per share, of Valley Bancorp (the “Company”), a corporation organized under the laws of the State of Nevada. The Company’s principal executive offices are located at 1300 S. Jones Boulevard, Las Vegas, Nevada 89146.

Item 2. Identity and Background

(a)-(c); (f) This Statement is filed by Community Bancorp, a Nevada corporation (“Community”). The principal business of Community is operating as a bank holding company. The address of Community’s principal business and principal office is Community Bancorp, 400 S. 4th Street, Suite 215, Las Vegas, Nevada 89101.

For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Community, Exhibit A, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)-(e) Neither Community nor, to the knowledge of Community, any of the individuals listed on Exhibit A, has, during the past five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Barry L. Hulin, Steve Gilbert, Dick Holtzclaw, Thomas J. Krob, Don Hamilton, Mary E. Hausch, William E. Snyder, Dan H. Stewart, James A. McKellar, Sr., Mickael A. Flaa and Alvin R. Garraway (together, the “Shareholders”) and Community entered into Voting Agreements, each dated as of June 28, 2006 (described in Item 4 of this Schedule 13D and a form of which is attached hereto as Exhibit B) (the “Shareholder Agreements”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by Community pursuant to the Shareholder Agreements, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction

(a)-(j) The purpose of Community’s entering into the Shareholder Agreements covering the Shares to which this Statement relates is to induce Community to enter into and facilitate the adoption by the shareholders of the Company of the Agreement to Merge and Plan of Reorganization by and between Community and the Company, dated as of June 28, 2006, incorporated by reference herein as Exhibit C (the “Merger Agreement”), pursuant to which the Company will be merged with and into Community (the “Merger”). Immediately subsequent to the Merger, Valley Bank, a wholly owned subsidiary of the Company will merge with and into Community Bank of Nevada, a wholly owned subsidiary of Community. Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Shareholder Agreements.

Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Community and the Shareholders under the Shareholder Agreements, but is not an affirmation by Community of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Community disclaims beneficial ownership of the Shares.

As an inducement for Community to enter into the Merger Agreement and in consideration thereof, each of the Shareholders entered into the Shareholder Agreements with Community. Pursuant to the Shareholder Agreements, each of the Shareholders has agreed, among other things, to vote or to cause to be voted all of the Shares of such Shareholder that are subject thereto (i) in favor of the adoption of the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except with the prior written consent of Community, against the following actions (other than the Merger): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Company; (B) any sale, lease, transfer or disposition of a material amount of the assets of the Company; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company; (E) any amendment of the Company’s articles of incorporation or bylaws; (F) any other change in the corporate structure, business, assets or ownership of the Company; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Community of the Merger and the transactions contemplated by the Merger Agreement. Further, each Shareholder has agreed not to enter into any agreement, arrangement or understanding with any Person prior to the Termination Date to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

Under the Shareholder Agreements, each of the Shareholders also has agreed not to (i) sell, transfer, convey, assign or otherwise dispose of any of his or her Shares without the prior written consent of Community, other than Shares sold or surrendered to pay the exercise price of any Company Options or to satisfy the Company’s withholding obligations with respect to any taxes resulting from such exercise, or (ii) pledge, mortgage or otherwise encumber such Shares.

In addition, each Shareholder has agreed not to (directly or indirectly) initiate, solicit, encourage or facilitate any Acquisition Proposal (as defined in the Merger Agreement) from any person.

The Shareholder Agreements will terminate upon the consummation of the Merger, except that if the Merger is not consummated, the obligations of the Shareholder thereunder will terminate upon the termination of the Merger Agreement in accordance with its terms.

The transactions contemplated by the Merger Agreement are summarized as follows:

Under the terms and subject to the conditions of the Merger Agreement, which has been approved by the Board of Directors of each of Community and the Company, at the effective time of the Merger, Community will acquire all of the outstanding common stock of the Company for approximately $137 million in aggregate consideration (based on the closing price of Community common stock on June 27, 2006, the last trading day prior to the execution of the definitive agreement) consisting of 75% in Community common stock and 25% cash for the outstanding common stock of the Company, as elected by the Company’s shareholders, subject to the provisions of the Merger Agreement. The transaction is intended to qualify as a tax-free transaction under Section 368(a) of the Internal Revenue Code, as amended.

The Merger Agreement provides that the Company’s shareholders will receive $46.00 per share if the average closing price for Community’s stock for the 20 trading days ending three days prior to closing is valued between $28.26 and $34.54. If Community’s 20 day average price is below $28.26 or above $34.54, the per share value to be received by the Company shareholders and the percentages of cash and stock will vary as more fully described in the Merger Agreement.

Consummation of the Merger is subject to customary conditions, including among other things (i) approval of the Merger by the Company’s and Community’s shareholders, and (ii) approval of regulatory authorities. In addition, the Merger Agreement contains certain termination rights for both the Company and Community and provides that, in the event the Merger Agreement is terminated under certain circumstances, as more fully described therein, the Company will be required to pay a termination fee equal to $4.0 million.

Furthermore, pursuant to the terms of the Merger Agreement, the directors of the Surviving Corporation (Community) shall be the directors of Community immediately prior to the effective time of the Merger and one director from the Company, Dan Stewart, will hold office until such time as his successor is duly elected and qualified. The officers of the Surviving Corporation shall be the officers of Community. Barry Hulin, president and chief executive officer of the Company, will become executive vice president of corporate development of Community Bank of Nevada, to hold office in accordance with the Articles of Incorporation and Bylaws of Community Bank of Nevada.

The foregoing descriptions of the transactions contemplated by the Shareholder Agreements and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Shareholder Agreements and the Merger Agreement, neither Community nor, to the knowledge of Community, any of the persons listed on Exhibit A, has any present plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As a result of the Shareholder Agreements, Community may be deemed to have beneficial ownership of an aggregate of 362,511 shares of the Company’s common stock, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 12.82% of the outstanding common stock of the Company as of June 28, 2006.

Of this amount, Barry L. Hulin owns 3,437 shares of the Company’s common stock, representing 0.1% of the outstanding common stock of the Company as of June 28, 2006.

Steve Gilbert owns 10,239 shares of the Company’s common stock, representing 0.4% of the outstanding common stock of the Company as of June 28, 2006.

Dick Holtzclaw owns 4,000 shares of the Company’s common stock, representing 0.1% of the outstanding common stock of the Company as of June 28, 2006.

Thomas J. Krob owns 32,825 shares of the Company’s common stock, representing 1.2% of the outstanding common stock of the Company as of June 28, 2006.

Don Hamilton owns 31,960 shares of the Company’s common stock, representing 1.1% of the outstanding common stock of the Company as of June 28, 2006.

Mary E. Hausch owns 21,699 shares of the Company’s common stock, representing 0.8% of the outstanding common stock of the Company as of June 28, 2006.

William E. Snyder owns 61,537 shares of the Company’s common stock, representing 2.2% of the outstanding common stock of the Company as of June 28, 2006.

Dan H. Stewart owns 29,300 shares of the Company’s common stock, representing 1.0% of the outstanding common stock of the Company as of June 28, 2006.

James A. McKellar, Sr., owns 166,974 shares of the Company’s common stock, representing 5.9% of the outstanding common stock of the Company as of June 28, 2006.

Mickael A. Flaa owns 40 shares of the Company’s common stock, representing 0.0% of the outstanding common stock of the Company as of June 28, 2006.

Alvin R. Garraway owns 500 shares of the Company’s common stock, representing 0.0% of the outstanding common stock of the Company as of June 28, 2006.

None of the entities or individuals named in Item 2 herein has sole or shared dispositive power over the Shares subject to the Shareholder Agreements and each disclaims any beneficial ownership of the Shares subject to the Shareholder Agreements.

Other than as provided in the first sentence of the first paragraph of this Item 5, neither Community nor, to the knowledge of Community, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

Pursuant to the Shareholder Agreements, Community may be deemed to have shared power to vote (i) 3,437 shares with Barry L. Hulin, (ii) 10,239 shares with Steve Gilbert, (iii) 4,000 shares with Dick Holtzclaw, (iv) 32,825 shares with Thomas J. Krob, (v) 21,699 shares with Don Hamilton, (vi) 21,699 shares with Mary E. Hausch, (vii) 61,537 shares with William E. Snyder, (viii) 29,300 shares with Dan H. Stewart, (ix) 166,974 shares with James A. McKeller, Sr., (x) 40 shares with Mickael A. Flaa, and (xi) 500 shares with Alvin R. Garraway. Community, however, (i) is not entitled to any rights as a stockholder of the Company as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

For information required by Item 2 relating to the Shareholders, Exhibit D, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. While Community has no reason to believe that such information was not reliable as of its date, Community only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Community makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(b) Except with respect to the transactions contemplated by the Shareholder Agreements, the Merger Agreement and as set forth in this Statement, neither Community nor, to the knowledge of Community, any of the persons listed on Exhibit A, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Shareholder Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(c) Except as set forth in this Item 5, no other person is known by Community to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company’s common stock that may be deemed to be beneficially owned by Community.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of Transaction” for descriptions of the Shareholder Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A:

Directors and Executive Officers of Community.

Exhibit B:

Form of Shareholder Agreement, dated as of June 28, 2006, between Community and the Shareholders.

Exhibit C:

Agreement to Merge and Plan of Reorganization, dated as of June 28, 2006, by and between Community and the Company (Exhibit 2.1 to Community’s Form 8-K filed on June 30, 2006 and incorporated herein by this reference).

Exhibit D:

Certain Information Regarding the Shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 10, 2006

COMMUNITY BANCORP

By:	/s/ Edward M. Jamison
Name:	Edward M. Jamison
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit A:

Directors and Executive Officers of Community.

Exhibit B:

Form of Shareholder Agreement, dated as of June 28, 2006, between Community and the Shareholders.

Exhibit C:

Agreement and Plan of Merger, dated as of June 28, 2006, by and between Community and the Company (Exhibit 2.1 to Community’s Form 8-K filed on June 30, 2006 and incorporated herein by this reference).

Exhibit D:

Certain Information Regarding the Shareholders.

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF COMMUNITY

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Community. Unless otherwise indicated, the business address of each such person is Community Bancorp, 400 S. 4th Street, Suite 215, Las Vegas, Nevada 89101. All of the natural persons listed below are citizens of the United States.

DIRECTORS AND EXECUTIVE OFFICERS OF COMMUNITY BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Edward M. Jamison	Chairman of the Board of Community; President and Chief Executive Officer
Lawrence K. Scott	Executive Vice President, Chief Operating Officer
Cathy Robinson	Executive Vice President, Chief Financial Officer
Jacob D. (Jay) Bingham	Director
Charles R. Norton	Director
Gary R. Stewart	Director
Russell C. Taylor	Director
Jack Woodcock	Director

EXHIBIT B

FORM OF SHAREHOLDERS AGREEMENT

This VOTING AGREEMENT (this “Voting Agreement”) is made and entered into as of June 28, 2006 by and between Community Bancorp, a Nevada corporation (“Company”), and the signatory hereto (the “Shareholder”). Capitalized terms used and not defined herein have the same meaning as in the Agreement to Merge and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), by and between Company and Valley Bancorp, a Nevada corporation (the “Seller”).

WHEREAS, pursuant to the Merger Agreement, the Seller will be merged with and into Company (the “Merger”), with the result that Company shall be the surviving corporation in the Merger, and Valley Bank will be merged with and into Community Bank of Nevada and each share of Seller Common Stock will be converted into shares of Company Common Stock or cash in accordance with the terms thereof; and

WHEREAS, as a condition to entering into the Merger Agreement, Company has required that the Shareholder, solely in the Shareholder’s capacity as a holder of Seller Common Stock, enter into, and the Shareholder has agreed to enter into, this Voting Agreement.

NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Company as follows:

(a) Authority; Binding Obligation. The Shareholder has all necessary power and authority to enter into this Voting Agreement and perform all of the Shareholder’s obligations hereunder. This Voting Agreement has been duly and validly executed and delivered by the Shareholder (and the Shareholder’s spouse, if the Shares (as defined below) constitute community property under applicable law) and constitutes a valid and legally binding obligation of the Shareholder and such spouse, enforceable against the Shareholder and such spouse, as the case may be, in accordance with its terms.

(b) Ownership of Shares. The Shareholder is the beneficial owner or record holder of the number of shares of Seller Common Stock listed under the Shareholder’s name on the signature page hereto (the “Existing Shares” and, together with any shares of Seller Common Stock the record or beneficial ownership of which is acquired by the Shareholder after the date hereof, the “Shares”) and, as of the date hereof, the Existing Shares constitute all the shares of Seller Common Stock owned of record or beneficially by the Shareholder. With respect to the Existing Shares, the Shareholder has sole voting power and sole power to issue instructions with respect to or otherwise engage in the actions set forth in Section 2 hereof, sole power of disposition and sole power to demand appraisal rights, with no restrictions on the voting rights, rights of disposition or otherwise, subject to applicable laws and the terms of this Voting Agreement.

(c) No Conflicts. Neither the execution, delivery and performance of this Voting Agreement nor the consummation of the transactions contemplated hereby will conflict with or constitute a violation of or a default under (with or without notice, lapse of time, or both) any contract, agreement, voting agreement, shareholders’ agreement, trust agreement, voting trust, proxy, power of attorney, pooling arrangement, note, mortgage, indenture, instrument, arrangement or other obligation or restriction of any kind to which the Shareholder is a party or which the Shareholder or the Shareholder’s Shares are subject to or bound.

2. Voting Agreement and Agreement Not to Transfer.

(a) The Shareholder hereby agrees to vote or caused to be voted all of the Shareholder’s Shares (i) in favor of the adoption of the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Seller under the Merger Agreement; and (iii) except with the prior written consent of Company, against the following actions (other than the Merger): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Seller; (B) any sale, lease, transfer or disposition of a material amount of the assets of the Seller; (C) any change in the majority of the board of directors of the Seller; (D) any material change in the present capitalization of the Seller; (E) any amendment of the Seller’s articles of incorporation or bylaws; (F) any other change in the corporate structure, business, assets or ownership of the Seller; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Company of the Merger and the transactions contemplated by the Merger Agreement. The Shareholder shall not enter into any agreement, arrangement or understanding with any Person prior to the Termination Date (as defined below) to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

(b) The Shareholder hereby agrees not to (i) sell, transfer, convey, assign or otherwise dispose of any of his or her Shares without the prior written consent of Company, other than Shares sold or surrendered to pay the exercise price of any Seller Stock Options or to satisfy the Seller’s withholding obligations with respect to any taxes resulting from such exercise, or (ii) pledge, mortgage or otherwise encumber such Shares. Any permitted transferee of the Shareholder’s Shares must become a party to this Voting Agreement and any purported transfer of the Shareholder’s Shares to a Person that does not become a party hereto shall be null and void ab initio.

3. Cooperation. The Shareholder agrees that he or she will not (directly or indirectly) initiate, solicit, encourage or facilitate any proposal for a Competing Transaction (as defined in the Merger Agreement) from any Person.

4. Shareholder Capacity. The Shareholder is entering this Voting Agreement in his or her capacity as the record or beneficial owner of the Shares, and not in his or her capacity as a director or officer of the Seller. Nothing in this Voting Agreement shall be deemed in any manner to limit the discretion of any Shareholder to take any action, or fail to take any action, in his or her capacity as a director or officer of the Seller that (i) is permitted under the terms of the Merger Agreement, or (ii) may be required of the Shareholder under applicable law.

5. Termination. The obligations of the Shareholder hereunder shall terminate upon the consummation of the Merger, except that if the Merger is not consummated, the obligations of the Shareholder hereunder shall terminate upon the termination of the Merger Agreement in accordance with its terms; provided, however, that if, in the event of such termination, the Seller is required to pay Company the Termination Fee pursuant to Section 11.1 of the Merger Agreement, those obligations set forth in Sections 2(a)(ii), 2(a)(iii)(G) and the last sentence of 2(a) shall survive until the Termination Fee is paid to Company. The “Termination Date” for any particular provision hereunder shall be the date of termination of the Shareholder’s obligations under such provision.

6. Specific Performance. The Shareholder acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of its obligations under this Voting Agreement and that the remedy at law for any breach, or threatened breach, would likely be inadequate and, accordingly, agrees that Company shall, in addition to any other rights or remedies which it may have at law or in equity, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to restrain the Shareholder from violating any of its obligations under this Voting Agreement. In connection with any action or proceeding for such equitable or injunctive relief, the Shareholder hereby waives any claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have the obligations of the Shareholder under this Voting Agreement specifically enforced against him, without the necessity of posting bond or other security, and consents to the entry of equitable or injunctive relief against the Shareholder enjoining or restraining any breach or threatened breach of this Voting Agreement.

7. Miscellaneous.

(a) Definitional Matters.

(i) Unless the context otherwise requires, “Person” shall mean an individual, bank, corporation (including not-for-profit), joint stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization or other entity of any kind or nature.

(ii) For purposes of this Agreement, beneficial ownership shall be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(iii) All capitalized terms used but not defined in this Voting Agreement shall have the respective meanings that the Merger Agreement ascribes to such terms.

(iv) The section and paragraph captions herein are for convenience of reference only, do not constitute part of this Voting Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) Entire Agreement. This Voting Agreement constitutes the entire agreement of the parties hereto with reference to the transactions contemplated hereby and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties or their respective representatives, agents or attorneys, with respect to the subject matter hereof.

(c) Parties in Interest. This Voting Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, estate, heirs, executors, administrators and other legal representatives, as the case may be. Nothing in this Voting Agreement, express or implied, is intended to confer upon any other Person, other than parties hereto or their respective successors, assigns, estate, heirs, executors, administrators and other legal representatives, as the case may be, any rights, remedies, obligations or liabilities under or by reason of this Voting Agreement.

(d) Assignment. This Voting Agreement shall not be assignable by law or otherwise without the prior written consent of the other party hereto; provided, however, that Company may assign any of its rights and obligations hereunder to any of its affiliates or to any other entity which may acquire all or substantially all of the assets, shares or business of Company or any of its subsidiaries or any entity with or into which Company or any of its subsidiaries may be consolidated or merged.

(e) Modifications; Waivers. This Voting Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach of the same or similar nature.

(f) Severability. Any term or provision of this Voting Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity and unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Voting Agreement in any other jurisdiction. If any provision of this Voting Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(g) Governing Law. This Voting Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Nevada, without regard to the conflict of law principles thereof.

(h) Jurisdiction and Venue. Any legal action or proceeding with respect to this Voting Agreement shall be brought solely in the courts of the State of Nevada in the County of Clark or the federal courts of the United States of America located in the State of Nevada and, by execution and delivery of this Agreement, each of the Shareholder and Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of and venue in the aforesaid courts, notwithstanding any objections it may otherwise have. Each of the Shareholder and Company irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of notice as provided in Section 7(l) below, such service to become effective thirty (30) days after such delivery.

(i) Waiver of Trial by Jury. Each party acknowledges and agrees that any controversy which may arise under this Voting Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Voting Agreement, or the transactions contemplated by this Voting Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of the other party has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily and (iv) each party has been induced to enter into this Voting Agreement by, among other things, the mutual waivers and certifications in this Section 7(i).

(j) Attorney’s Fees. The prevailing party in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding (“Proceeding”) relating to the enforcement or interpretation of this Voting Agreement may recover from the unsuccessful party all fees and disbursements of counsel (including expert witness and other consultants’ fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding results in a judgment) and (b) any post-judgment or post-award Proceeding including, without limitation, one to enforce or collect any judgment or award resulting from any Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, fees and disbursements of counsel.

(k) Counterparts. This Voting Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

(l) Notices. All notices, requests, instructions and other communications to be given hereunder by any party to the other shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail, postage prepaid (return receipt requested), to such party at its address set forth below or such other address as such party may specify to the other party by notice provided in accordance with this Section 7(l).

If to Company, to:

Community Bancorp

400 South Fourth Street, Suite 215

Las Vegas, Nevada 89101

Telephone: (702) 878-0700

Facsimile: (702) 947-3500

Attention: Chief Executive Officer

with a copy to:

Reitner, Stuart & Moore

1319 Marsh Street

San Luis Obispo, CA 93401

Telephone: (805) 545-8590

Facsimile: (805) 545-8599

Attention: John F. Stuart

If to the Shareholder, to the address noted on the signature page hereto.

(m) Advice of Counsel. SHAREHOLDER ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SHAREHOLDER HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first above written.

COMMUNITY BANCORP

By:
Name:	Edward M. Jamison
Title:	President and Chief Executive Officer

SHAREHOLDER:

_____________________________________________________

Name:________________________________________________

Number of Shares:_______________________________________

Number of Stock Options:_________________________________

Address for Notices:

_____________________________________________________

_____________________________________________________

_____________________________________________________

SHAREHOLDER’S SPOUSE:

_____________________________________________________

Name: ________________________________________________

EXHIBIT D

CERTAIN INFORMATION REGARDING THE SHAREHOLDERS

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the Shareholders with whom Community shares voting power over the Shares pursuant to the Shareholder Agreements. Unless otherwise indicated, the business address of each Shareholder is c/o Valley Bancorp, 1300 S. Jones Boulevard, Las Vegas, Nevada 89146. All of the natural persons listed below are citizens of the United States.

SHAREHOLDER	PRESENT PRINCIPAL OCCUPATION OR PRINCIPAL BUSINESS
Barry L. Hulin	President and Chief Executive Officer
Steve Gilbert	EVP, Chief Operating Officer
Dick Holtzclaw	EVP, Chief Financial Officer
Thomas J. Krob	Chairman of the Board
Don Hamilton	Director
Mary E. Hausch	Director
William E. Snyder	Director
Dan H. Stewart	Director
James A. McKellar, Sr.	Vice Chairman
Mickael A. Flaa	Director
Alvin R. Garraway	Director

To the best of Community’s knowledge, none of the Shareholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.